         May 21, 2004

VIA EDGAR

Securities and Exchange Commission Division of Corporation Finance 450 Fifth Street, N.W., Mail Stop 0406 Washington, D.C. 20549
Attn:	H. Christopher Owings Assistant Director
  Re:
  Alibris, Inc. (the "Company")
  Form S-1, File No. 333-113257

Ladies and Gentlemen:

        Pursuant to Rule 477 of the Securities Act of 1933, as amended (the "Securities Act"), we hereby request the withdrawal of the Company's registration statement on Form S-1, together with all exhibits and amendments thereto (the "Registration Statement"), which was initially filed with the Securities and Exchange Commission on March 3, 2004 and was subsequently amended.

        In light of current market conditions, the Company has determined not to effect the initial public offering to which the Registrant Statement relates at this time. No securities have been sold pursuant to the Registration Statement and all activity in connection with the Registration Statement has been discontinued. Accordingly, we request an order granting the withdrawal of the Registration Statement to be issued by the Securities and Exchange Commission as soon as possible.

        The Company may, in the future, undertake a private offering of securities in reliance on Rule 155(c) of the Securities Act.

        Should the Staff have any comments or questions regarding the foregoing, please contact William L. Hughes of Fenwick & West LLP at (415) 875-2479, or, in his absence, Robert A. Freedman of Fenwick & West LLP at (650) 335-7292. Please provide a copy of the order granting the withdrawal of the Registration Statement to Messrs. Freedman and Hughes.

Very truly yours,
ALIBRIS, INC.
/s/ MARTIN J. MANLEY Martin J. Manley President and Chief Executive Officer